COMMON HORIZONS, INC.

February 25, 2005

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Ms. Amanda McManus
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Mail Stop 0409

Via fax: 202-942-9635

Re:         Common Horizons, Inc.
Registration Statement on Form SB-2
File No. 333-119366

Dear Ms. McManus:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Common Horizons, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 3:00 p.m. eastern standard time on March 1, 2005, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

Common Horizons, Inc.

By:
                /s/ Edward F. Panos
                Edward F. Panos
President, Chief Executive Officer, Chief Financial Officer & Director

620 Tam O’Shanter
Las Vegas, Nevada 89109
Tele: (702) 413-1205